Filed pursuant to Rule 424(b)(5)
Registration No. 333-171408
PROSPECTUS SUPPLEMENT
(To prospectus supplement dated May 25, 2012 and prospectus dated February 14, 2011)

CapLease, Inc.

This prospectus supplement amends and supplements the prospectus supplement dated May 25, 2012 (“May prospectus supplement”) and the accompanying prospectus dated February 14, 2011. This prospectus supplement should be read together with the May prospectus supplement and the accompanying prospectus, which are to be delivered with this prospectus supplement. This prospectus supplement amends only those sections of the May prospectus supplement listed herein.

We have amended and restated our sales agreement with Cantor Fitzgerald & Co. relating to shares of our common stock, our 8.125% Series A Cumulative Redeemable Preferred Stock, which we refer to as our Series A Preferred Stock, and our 8.375% Series B Cumulative Redeemable Preferred Stock, which we refer to as our Series B Preferred Stock, offered by this prospectus supplement, the May prospectus supplement and the accompanying prospectus. In accordance with the terms of the amended and restated sales agreement, we may offer and sell up to (i) 19,000,000 shares of our common stock (increased from 9,000,000 shares of our common stock set forth in the May prospectus supplement), (ii) 1,000,000 shares of our Series A Preferred Stock, and (iii) 1,000,000 shares of our Series B Preferred Stock, from time to time through Cantor Fitzgerald & Co. as our agent for the offer.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “LSE.” On December 28, 2012, the closing price of our common stock on the NYSE was $5.51 per share.

Our Series A Preferred Stock is listed on the NYSE under the symbol “LSE PrA.” On December 28, 2012, the closing price of our Series A Preferred Stock on the NYSE was $25.03 per share.

Our Series B Preferred Stock is listed on the NYSE under the symbol “LSE PrB.” On December 28, 2012, the closing price of our Series B Preferred Stock on the NYSE was $26.05 per share.

Sales of the shares of our common stock, Series A Preferred Stock and Series B Preferred Stock, if any, may be made by means of ordinary brokers’ transactions on the NYSE or otherwise at market prices prevailing at the time of the sale, at prices related to the prevailing market prices or at negotiated prices.

Our common stock, Series A Preferred Stock and Series B Preferred Stock are subject to an ownership limit of 9.9% of the value or number of all outstanding shares of capital stock, which is designed to preserve our qualification as a real estate investment trust for federal income tax purposes. See “Description of the Series A Preferred Stock – Restrictions on Ownership” on page S-11 of the May prospectus supplement, “Description of the Series B Preferred Stock – Restrictions on Ownership” on page S-20 of the May prospectus supplement and “Restrictions on Ownership” on page 27 of the accompanying prospectus for more information about these restrictions.

The compensation to the sales agent for sales of our common stock, Series A Preferred Stock and Series B Preferred Stock will be a commission equal to up to 2.0% of the gross sales price of the shares sold pursuant to the sales agreement. In connection with the sale of our common stock, Series A Preferred Stock and Series B Preferred Stock on our behalf, Cantor Fitzgerald & Co. may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of Cantor Fitzgerald & Co. may be deemed to be underwriting commissions or discounts. Subject to the terms and conditions of the amended and restated sales agreement, the sales agent will use commercially reasonable efforts to sell the common stock, Series A Preferred Stock and Series B Preferred Stock on our behalf. Under the terms of the amended and restated sales agreement, we may also sell our common stock, Series A Preferred Stock and Series B Preferred Stock to the sales agent as principal at prices agreed upon at the time of sale. If we sell our common stock, Series A Preferred Stock or Series B Preferred Stock to the sales agent as principal, we will enter into a separate terms agreement with the sales agent.

Investing in our common stock, Series A Preferred Stock and Series B Preferred Stock involves risks. You should carefully read and consider the information under “Risk Factors” beginning on page S-1 of the May prospectus supplement, as well as in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K incorporated herein by reference, before buying shares of our common stock, Series A Preferred Stock and Series B Preferred Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the May prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Cantor Fitzgerald & Co.
The date of this prospectus supplement is December 31, 2012

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the May prospectus supplement, the accompanying prospectus and any written communication from us or the sales agent specifying the final terms of any offering. We have not authorized anyone else to provide you with additional or different information. If anyone provides you with additional or different information, you should not rely on it. An offer to sell these securities will not be made in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the May prospectus supplement and the accompanying prospectus, as well as information we previously filed with the SEC and incorporated by reference, is only accurate as of the date of the front cover of this prospectus supplement, the May prospectus supplement or accompanying prospectus or as of the date given in the incorporated document, as applicable. Our business, financial condition, liquidity, results of operations and prospects may have changed since that date.

SUPPLEMENTAL FEDERAL INCOME TAX CONSIDERATIONS

As referenced in the May prospectus supplement under the caption “Supplemental Federal Income Tax Considerations—Foreign Accounts,” U.S. withholding tax at a rate of 30% will be imposed on proceeds of sale of our stock paid on or after January 1, 2015 to U.S. stockholders that hold our stock through foreign accounts if certain disclosure requirements related to U.S. accounts are not satisfied and certain non-U.S. stockholders if certain disclosure requirements related to U.S. ownership are not satisfied. The effective date of the imposition of this U.S. withholding tax has been extended to payments on or after January 1, 2017.

PLAN OF DISTRIBUTION

The following information supplements, and to the extent inconsistent therewith replaces, the discussion set forth in “Plan of Distribution” in the May prospectus supplement.

We have amended and restated our sales agreement with Cantor Fitzgerald & Co. under which we may issue and sell up to (i) 19,000,000 shares of our common stock (increased from 9,000,000 shares of our common stock set forth in the May prospectus supplement), (ii) 1,000,000 shares of our Series A Preferred Stock, and (iii) 1,000,000 shares of our Series B Preferred Stock, from time to time through Cantor Fitzgerald & Co. as our agent for the offer. The amended and restated sales agreement has been filed as an exhibit to the Current Report on Form 8-K filed on December 31, 2012 under the Securities Exchange Act of 1934, as amended, and is incorporated by reference herein.

LEGAL MATTERS

Certain legal matters relating to the common stock, the Series A Preferred Stock and the Series B Preferred Stock will be passed upon for us by Hunton & Williams LLP. DLA Piper LLP (US) will act as counsel to the sales agent.